UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPHERE 3D CORP.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

84841L100

(CUSIP Number)

ThreeD Capital Inc.

69 Yonge Street, Suite 1010

Toronto, ON, M5E 1K3

Telephone: (416) 941-8900

Attention: Gerry Feldman

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

July 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 84841L100

1	names of reporting persons THREED CAPITAL INC.
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 0 See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 84,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2and 5)
	10	shared dispositive power 84,000 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 84,000 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 1.4% (See items 2 and 5)
14	type of reporting person (See Instructions) CO

Page 2 of 8 pages

CUSIP No. 84841L100

1	names of reporting persons SHELDON INWENTASH
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 249,280 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 84,000 (See Items 2 and 5)
	9	sole dispositive power 249,280 (See items 2and 5)
	10	shared dispositive power 84,000 (See Items 5)

11	aggregate amount beneficially owned by each reporting person 333,280 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 5.7% (See items 2 and 5)
14	type of reporting person (See Instructions) IN

Page 3 of 8 pages

CUSIP No. 84841L100

1	names of reporting persons LYNN FACTOR
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 441,780 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 0 (See Items 2 and 5)
	9	sole dispositive power 441,780 (See items 2and 5)
	10	shared dispositive power 0 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 441,780 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 7.5% (See items 2 and 5)
14	type of reporting person (See Instructions) IN

Page 4 of 8 pages

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed on February 22, 2017 (the “Schedule 13D”), by ThreeD Capital Inc., Sheldon Inwentash and Lynn Factor. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. Except as provided herein the Schedule 13D is unmodified.

Item 2. Identity and Background.

(f)	Each of ThreeD, Inwentash and Factor is a Canadian citizen. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of ThreeD are set forth on Annex A hereto.

Item 5. Interest in Securities of the Issuer.

(a)	Amount and percentage of class beneficially owned:

On July 11, 2017, the Company amended the Warrants and certain other outstanding warrants so that the Company could elect, in its sole discretion, to acquire no fewer than all of the Warrants and such other warrants in exchange for the Common Shares represented by the Warrants and such other warrants. On July 19, 2017, the Company notified ThreeD, Inwentash and Factor that it intended to exchange the Warrants (and certain other outstanding warrants) for Common Shares, with such exchange to be automatically effective three business days following the date of such notice (the “Warrant Exchange”). Concurrent with the amendment to the Warrants and effective as of July 12, 2107, the Company effected a share consolidation of its Common Shares on 1-for-25 basis.

The Company has disclosed in a registration statement on Form F-3 filed on July 20, 2017, that there would be a total of 5,823,660 Common Shares outstanding following completion of the Consolidation and the Warrant Exchange.

As of July 19, 2017, ThreeD was deemed to beneficially own an aggregate of 84,000 Common Shares, representing approximately 1.4% of the number of Common Shares outstanding.

As of July 19, 2017, Inwentash was deemed to beneficially own an aggregate of 333,280 Common Shares, representing approximately 5.7% of the Common Shares outstanding. These Common Shares include 324,480 outstanding Common Shares (of which 84,000 Common Shares are held by ThreeD), and warrants to purchase 8,800 Common Shares at $62.50 per Common Share expiring on December 15, 2020.

Page 5 of 8 pages

As of July 19, 2017, Factor was deemed to beneficially own an aggregate of 441,780 Common Shares, representing approximately 7.5% of the Common Shares outstanding. These Common Shares include 399,000 outstanding Common Shares and warrants to purchase a total of 42,780 Common Shares at prices ranging from $58.25 to $100.00 per Common Share and expiring between May 21, 2020 and December 15, 2020.

By virtue of his position as Chief Executive Officer of ThreeD, Inwentash may be deemed to have shared power to direct the vote and to direct the disposition of the Common Shares owned by ThreeD. By virtue of his marriage to Factor, Inwentash may be deemed to have shared power to vote or dispose of the Common Shares owned by Factor and the Common Shares underlying the warrants owned by Factor (collectively, the “Factor Shares”). However, Inwentash does not have such power and therefore disclaims beneficial ownership of the Factor Shares. By virtue of her marriage to Inwentash, Factor may be deemed to have shared power to vote or dispose of the Common Shares owned by Inwentash and the Common Shares issuable upon exercise of the warrants owned by Inwentash (collectively, the “Inwentash Shares”). However, Factor does not have such power and therefore disclaims beneficial ownership of the Inwentash Shares.

(b)	Number of Common Shares as to which such Reporting Person has

(i) Sole power to vote or to direct the vote:

ThreeD:	0
Inwentash:	249,280
Factor:	441,780

(ii) Shared power to vote or to direct the vote:

ThreeD:	84,000
Inwentash:	84,000
Factor:	0

(iii) Sole power to dispose or to direct the disposition of:

ThreeD:	0
Inwentash:	249,280
Factor:	441,780

(iv) Shared power to dispose or to direct the disposition of:

ThreeD:	84,000
Inwentash:	84,000
Factor:	0

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among ThreeD Capital Inc., Sheldon Inwentash and Lynn Factor dated as of February 22, 2017 (filed with Schedule 13D on February 22, 2017).
2.	Form of amended Warrants (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2017).

Page 6 of 8 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 27, 2017

THREED CAPITAL INC.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: Chief Executive Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

/s/ Lynn Factor
Lynn Factor

Page 7 of 8 pages

Annex A

Executive Officers and Directors

Name and Citizenship	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Chief Executive Officer and Director ThreeD Capital Inc. 69 Yonge Street, Suite 1010 Toronto, Ontario M5E 1K3

Gerry Feldman Canadian citizen	Chief Financial Officer and Corporate Secretary ThreeD Capital Inc. 69 Yonge Street, Suite 1010 Toronto, Ontario M5E 1K3

Warrant Goldberg	Director
Canadian citizen	Partner in DNTW Toronto LLP 45 Sheppard Ave E. #703 North York, Ontario M2N 5W9

Allen Lone Canadian citizen	Director Chief Executive Officer of Augusta Capital Inc. 2455 Cawthra Road, Suite 75 Mississauga, Ontario L5A 3P1

Roger Rai Canadian citizen	Director Managing Director of R3 Concepts Inc. 333 Bay Street Toronto, Ontario M5H 2R2

Daniel N. Bloch Canadian citizen	Vice President of Business Development and General Counsel ThreeD Capital Inc. 69 Yonge Street, Suite 1010 Toronto, Ontario M5E 1K3

Page 8 of 8 pages